UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

1188-550 Burrard Street,
Bentall 5
Vancouver, B.C.
Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐   Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

  INCORPORATION BY REFERENCE

Exhibits 99.1 through 99.3 to this Form 6-K of Eldorado Gold Corporation (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-233055) of the Company, as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION (Registrant)

Date: September 26, 2019	By:	/s/ Karen Aram
Karen Aram
Corporate Secretary

EXHIBIT INDEX

Exhibits	Descriptions
99.1	Equity Distribution Agreement dated September 26, 2019
99.2	Consent of Fasken Martineau DuMoulin LLP
99.3	Consent of Blake, Cassels & Graydon LLP